EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Year Ended December 31,
	2013	2012	2011	2010	2009

Earnings:
Net income (loss) attributed to Pacific Ethanol, Inc.	$(781)	$(19,057)	$3,074	$73,892	$(308,153)
Add:
Fixed Charges	17,198	14,720	16,492	11,166	21,113
Amortization of capitalized interest	–	–	176	147	407
Equity earnings in unconsolidated subsidiaries	–	–	–	929	–
Less:
Captialized Interest	–	–	–	–	–
Preferred Dividends	(1,265)	(1,268)	(1,265)	(2,847)	(3,202)
Total Earnings	$15,152	$(5,605)	$18,477	$83,287	$(289,835)

Fixed charges:
Interest Expense, net	$13,662	$12,313	$14,162	$7,488	$16,300
Capitalized interest	–	–	–	–	–
Amortization of deferred financing fees	2,009	736	651	543	1,193
Estimate of interest component in rent expense	262	405	414	288	418
Preferred dividends	1,265	1,266	1,265	2,847	3,202
Total Fixed Charges	$17,198	$14,724	$16,492	$11,166	$21,113

Ratio of Earnings to Fixed Charges	–	–	1.12x	7.46x	–
Excess (deficiency) of Earnings Available to Cover Fixed Charges	$(2,046)	$(20,327)	$1,985	$72,121	$(310,948)